July 7, 2014

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 7, 2014, to be filed by our former client, Geo Point Resources, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

We have no basis to agree or disagree with the other statements included in such Form 8-K.

Very truly yours,

Mantyla McReynolds, LLC